Exhibit 4.1
DESCRIPTION OF CAPITAL STOCK
The following description of IAC’s capital stock does not purport to be complete. For a more detailed description of IAC’s capital stock, see the applicable provisions of the Delaware General Corporation Law (the "DGCL"), IAC's restated certificate of incorporation, as amended (the "Certificate of Incorporation"), IAC's amended and restated bylaws (the "Bylaws") and the Certificate of Designations of Series A Cumulative Preferred Stock of IAC (the "Certificate of Designations"). This description is subject to, and qualified in its entirety by reference to, the DGCL, as well as to the Certificate of Incorporation, the Bylaws and Certificate of Designations, all of which are incorporated by reference as exhibits to this Annual Report on Form 10-K, of which this Exhibit 4.1 is a part.

Authorized Capital Stock

IAC's authorized capital stock consists of one billion six hundred million (1,600,000,000) shares of IAC Common Stock, par value $0.0001 per share (“IAC Common Stock”), four hundred million (400,000,000) shares of Class B Common Stock, par value $0.0001 per share ("IAC Class B Common Stock") and one hundred million (100,000,000) shares of preferred stock, par value $0.01 per share ("IAC Preferred Stock") (of which 1,413,740 shares are designated as shares of Series A Cumulative Preferred Stock as of the date of this Annual Report on Form 10-K).

As of February 11, 2023: (i) 83,082,172 shares of IAC Common Stock, (ii) 5,789,499 shares of IAC Class B Common Stock and (iii) 1,413,740 shares of IAC Preferred Stock (Series A Cumulative Preferred), all of which are held by a wholly-owned subsidiary of IAC, were outstanding. Shares of IAC Common Stock are registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and shares of IAC Class B Common Stock and IAC Preferred Stock are not registered pursuant to Section 12 of the Exchange Act.

IAC Common Stock

In general, holders of IAC Common Stock vote together as a single class with holders of IAC Class B Common Stock on all matters, including the election of directors; provided, however, that holders of IAC Common Stock, acting as a single class, are entitled to elect 25% of the total number of directors (rounded up to the next whole number in the event of a fraction). Each outstanding share of IAC Common Stock entitles the holder to one vote when voting separately as a class, and one vote when voting together as a single group with the holders of IAC Class B Common Stock. IAC's Certificate of Incorporation does not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of IAC Preferred Stock created by IAC's Board of Directors from time to time, holders of IAC Common Stock are entitled, share-for-share with holders of IAC Class B Common Stock, to such dividends as may be declared from time to time by IAC's Board of Directors from funds legally available for the payment of dividends, and, upon liquidation, dissolution or winding up, will be entitled to receive pro rata, share-for-share with holders of IAC Class B Common Stock, all assets available for distribution after payment of a proper amount to holders of any series of IAC Preferred Stock that may be issued in the future.

IAC Class B Common Stock

In general, holders of IAC Class B Common Stock vote together as a single class with holders of IAC Common Stock on all matters, including the election of directors. Holders of IAC Class B Common Stock are entitled to one vote when voting separately as a class, and ten votes when voting together as a single group with holders of IAC Common Stock. IAC's Certificate of Incorporation does not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of IAC Preferred Stock created by IAC's Board of Directors from time to time, holders of IAC Class B Common Stock are entitled, share-for-share with holders of IAC Common Stock, to such dividends as may be declared from time to time by IAC's Board of Directors from funds legally available for the payment of dividends, and, upon liquidation, dissolution or winding up, will be entitled to receive pro rata, share-for-share with the holders of IAC Common Stock, all assets available for distribution after payment of a proper amount to the holders of any series of IAC Preferred Stock that may be issued in the future.

IAC Preferred Stock
IAC has the authority to issue shares of IAC Preferred Stock from time to time in one or more series. IAC's board of directors has the authority, by resolution, to designate the powers, preferences, rights and qualifications, limitations and restrictions of IAC Preferred Stock.

Series A Cumulative Preferred Stock

On June 30, 2020, in connection with the separation of Match Group, Inc. from IAC, IAC issued an aggregate of approximately 1,413,740 shares of Series A Cumulative Preferred Stock, par value $0.01 per share ("Series A Cumulative Preferred Stock"), each having a $1,000.00 face value. The issuance of the Series A Cumulative Preferred Stock was exempt from registration pursuant to Section 4(a)(2) of the Securities Act. As of February 10, 2023, there were 1,413,740 shares of IAC Preferred Stock outstanding, all of which were Series A Cumulative Preferred Stock.

Voting rights. Holders of Series A Cumulative Preferred Stock do not have any voting rights by virtue of their ownership of the Series A Cumulative Preferred Stock except as from time to time may be required by law.

Dividends. Each share of Series A Cumulative Preferred Stock is entitled to receive a cash dividend of $75.00 per share, at a rate of 7.50% per year, payable quarterly in arrears. No other series of preferred stock of IAC will rank senior to the Series A Cumulative Preferred Stock with respect to payment of dividends.

Conversion rights. The Series A Cumulative Preferred Stock will not be convertible into shares of any other class or series of capital stock of IAC.

Redemption by IAC. At any time, or from time to time, after the twenty year anniversary of the date the Series A Cumulative Preferred Stock were first issued, IAC, at its option, may redeem all or a portion of the outstanding Series A Cumulative Preferred Stock at a redemption price equal to the face value plus all dividends that are accrued and unpaid, whether or not declared or due. Any payment by IAC pursuant to a redemption by IAC must be made in cash.

Liquidation rights. In the event of any liquidation, dissolution or winding up of IAC, whether voluntary or involuntary, the holders of Series A Cumulative Preferred Stock shall be entitled to receive an amount equal to the dividends accrued and unpaid on the Series A Cumulative Preferred Stock plus $1,000.00 per share. Such distribution on the shares of the Series A Cumulative Preferred Stock shall be made before any payment is made or assets are distributed to the holders of IAC Common Stock or any other class or series of IAC's capital stock ranking junior as to liquidation rights to the Series A Cumulative Preferred Stock. No other series of preferred stock of IAC shall rank senior to the Series A Cumulative Preferred Stock with respect to payment upon liquidation or payment of dividends.

Anti-Takeover Provisions in the Bylaws

The Bylaws contain provisions that could delay or make more difficult the acquisition of IAC by means of a hostile tender offer, open market purchases, a proxy contest or otherwise. In addition, the Bylaws provide that only the Chairman of the Board of Directors or a majority of the Board of Directors may call a special meeting of stockholders.

Effect of Delaware Anti-Takeover Statute

IAC is subject to Section 203 ("Section 203") of the DGCL, which regulates corporate acquisitions. Section 203 generally prevents corporations from engaging in a business combination with any interested stockholder for three years following the date that the stockholder became an interested stockholder, unless that business combination has been approved in one of a number of specific ways. For purposes of Section 203, a "business combination" includes, among other things, a merger or consolidation involving IAC and the interested stockholder and a sale of more than 10% of IAC's assets. In general, the anti-takeover law defines an "interested stockholder" as any entity or person beneficially owning 15% or more of a company's outstanding voting stock and any entity or person affiliated or associated with such entity or person. A Delaware corporation may "opt out" of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from amendments approved by holders of at least a majority of a corporation's outstanding voting stock. IAC has not opted out of the provisions of Section 203 and accordingly, will be subject to such provisions.

Action by Written Consent

Under Section 228 of the DGCL, unless a company's certificate of incorporation expressly prohibits action by the written consent of stockholders, any action required or permitted to be taken by stockholders at a duly called annual or special meeting of such stockholders may be taken by consent in writing executed by stockholders possessing not less than the minimum number of votes necessary to authorize or take such action at a meeting. IAC’s Certificate of Incorporation does not expressly prohibit action by the written consent of stockholders.

Dividend Policy

IAC does not currently expect that cash or other dividends will be paid by it in the near future. Any future cash or other dividend declarations are subject to the determination of IAC’s board of directors.

Stock Exchange Listing

IAC Common Stock is currently listed on The NASDAQ Global Select Market, with the trading symbol "IAC."

Transfer Agent

The transfer agent for shares of IAC Common Stock is Computershare.